                                              THIS IS A CONFIRMING COPY OF A 13D
                                               FILED ON OR ABOUT MARCH 15, 1996.


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                          (Amendment No.___________)*


                    SCIENTIFIC MEASUREMENT SYSTEMS, INC.
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                               (Name of Issuer)


                        Common Stock, $.05 par value
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                         (Title of Class of Securities)


                                  808766-10-9
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                                (CUSIP Number)


  Howard L. Burris, Jr., 2210 Denton Drive, Suite 108, Austin, Texas  78758
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                                (512) 834-7555
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 8, 1996
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE:   Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO.  808766-10-9                               Page _____   of _____ Pages

================================================================================
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Howard L. Burris, Jr.
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) [ ]
                                                                         (b) [ ]
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3  SEC USE ONLY
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4  SOURCE OF FUNDS*

   PF
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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                  [ ]
   PURSUANT TO ITEMS 2(D) OR 2(E)
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6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
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                     7         SOLE VOTING POWER

                               1,604,341
  NUMBER OF    -----------------------------------------------------------------
   SHARES            8         SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       -----------------------------------------------------------------
 REPORTING           9         SOLE DISPOSITIVE POWER
PERSON WITH
                               1,604,341
               -----------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   1,604,341
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [  ]

--------------------------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   12.3%
--------------------------------------------------------------------------------
14 TYPE OF REPORTING PERSON*

   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer
          -------------------

          This statement relates to the Common Stock of Scientific Measurement Systems, Inc. (the "Company"), whose principal executive offices are located at 2210 Denton Drive, Suite 106, Austin, Texas 78758.

Item 2.   Identity and Background
          -----------------------

          The person filing this statement, Howard L. Burris, Jr., is an individual natural person residing in the State of Texas. Mr. Burris' business
address is 2210 Denton Drive, Suite 108, Austin, Texas   78758.  His principal
occupation and employment is serving as the Chairman of the Board of Applied Machine-Tool Technology, Inc., a Texas corporation ("AMTT"), whose principal office is located at 2210 Denton Drive, Suite 108, Austin, Texas 78758. AMTT is in the business of refurbishing and remanufacturing machine tools and equipment.

          Mr. Burris is a citizen of the United States. He has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The securities were acquired upon the conversion of three promissory notes which were payable by the Company to the order of Howard L. Burris, Jr. and which together totaled $90,000 in principal and $6,260.50 in accrued and unpaid interest. The loans evidenced by the three notes were made from Mr. Burris' personal funds. The funds used to acquire the securities were not borrowed by Mr. Burris from any bank or other third party.

Item 4.   Purpose of Transaction
          ----------------------

          Mr. Burris has acquired the stock of the Company for investment purposes only, and has no present plans to acquire additional securities of the Company, or to dispose of the securities acquired. Mr. Burris does not presently contemplate with respect to the Company, any of the following: any extraordinary corporate transaction such as a merger, reorganization or liquidation; any sale or transfer of a material amount of assets of the Company; any change in the present Board of Directors or existing management of the Company; any material change in the present capitalization or dividend policy of the Company; any material change in the business or corporate structure of the Company; any change in the charter, bylaws or other instruments governing the Company, or other actions which may impede the acquisition of control of the Company by any person; any delisting of the securities of the Company from any "inter-dealer system" of a registered national securities association; any termination of registration pursuant to Section 12(g)(4) under the Exchange Act; or any actions similar to any of the above.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) The aggregate number of shares of common stock of the Company beneficially owned by Mr. Burris is 1,604,341 which is 12.3 % of the total outstanding common stock of the Company.

          (b) Mr. Howard L. Burris, Jr. has the sole power to vote and the sole power to dispose or to direct the disposition of all 1,604,341 shares.

          (c) No transactions in the common stock of the Company have been effected during the past sixty days by Mr. Burris.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          Mr. Burris does not have any contracts, arrangements, understandings, or relationships (legal or otherwise) with any persons with respect to any securities of the Company, including but not limited to the following: any agreements concerning transfer or voting of any securities of the issuer; finders fees; joint ventures; loan or option arrangements; puts or calls; guarantees of profits; divisions of profits or losses; or the giving or withholding of proxies. Mr. Burris is a member of the Company's board of directors.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          Not applicable.


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 14, 1996



                    Signature:      /s/Howard L. Burris, Jr.
                                    -------------------------------------
                    Name:           Mr. Howard L. Burris, Jr.
                    Title:
                                    -------------------------------------


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